October 1, 2002

Nationwide Financial Services, Inc. (“NFS”)

Ladies and Gentlemen:

This letter sets forth the agreement (“Agreement”) among NFS on behalf of  certain of its subsidiary life insurance companies (“you” or the “Company”), on the one hand,  and T. Rowe Price Associates,  Inc. (“Price Associates”) and T. Rowe Price International, Inc. (“TRPI”) (collectively, “we,” “our” or the “Price Advisers”) on the other, concerning certain administration services to be provided by you or your designee, with respect to the T. Rowe Price Equity Series, Inc., T. Rowe Price Fixed Income Series, Inc. and the T. Rowe Price International Series, Inc. (the “Fund” and collectively, the “Funds”).

1.           The Fund.  The Fund is a Maryland Corporation registered with the Securities and Exchange Commission (the “SEC”) under the Investment Company Act of 1940 (the “Act”) as an open-end diversified management investment company.  The Fund serves as a funding vehicle for variable annuity contracts and variable life insurance contracts and, as such, sells its shares to insurance companies and their separate accounts.  With respect to various provisions of the Act, the SEC requires that owners of variable annuity contracts and variable life insurance contracts be provided with materials and rights afforded to shareholders of a publicly-available SEC-registered mutual fund.

2.           The Company.  NFS is a holding company duly organized and in good standing under applicable law.  The Company’s life insurance subsidiaries issue variable annuity and/or variable life insurance contracts (the “Contracts”) supported by (the “Separate Accounts”) which are registered with the SEC as a unit investment trust unless otherwise exempt.  The Company has entered into a participation agreement (the “Participation Agreement”) with the Fund pursuant to which the Company purchases shares of the Fund for the Separate Account supporting the Company’s Contracts.

3.           Price Advisers.  Price Associates serves as the investment adviser to the T. Rowe Price Equity Series, Inc. and T. Rowe Price Fixed Income Series, Inc., and TRPI serves as the investment adviser to the T. Rowe Price International Series, Inc.  The Price Advisers supervise and assist in the overall management of the Fund’s affairs under respective Investment Management Agreements with the Fund, subject to the overall authority of the Fund’s Board of Directors in accordance with Maryland law.  Under the Investment Management Agreements, the Price Advisers are compensated by the Fund for providing investment advisory and certain administrative services (either directly or through its affiliates).

4.           Administrative Services.  You or your designee have agreed to assist us and/or our affiliates, as we may request from time to time, with the provision of administrative services to the Fund, as they may relate to the investment in the Fund by the Separate Account.  It is anticipated that such services may include (but shall not be limited to):  the mailing of Fund reports, notices, proxies and proxy statements and other informational materials to holders of the Contracts supported by the Separate Account; the transmission of purchase and redemption requests to the Fund’s transfer agent; the maintenance of separate records for each holder of the Contracts reflecting shares purchased and redeemed and share balances; the preparation of various reports for submission to the Fund Directors; the provision of shareholder support services with respect to the Portfolios serving as funding vehicles for the Company’s Contracts; telephonic support for holders of Contracts with respect to inquiries about the Fund; and the provision of other administrative services as shall be mutually agreed upon from time to time. The Company agrees to monitor its contractholders’ accounts for excessive trading or market timing activity (as defined in the Fund’s prospectus and as agreed to by NFS) and agrees to work with the Price Associates to deter or block any future such activity.

5.           Payment for Administrative Services. In consideration of the administrative services to be provided by the Company or its designee, we shall make payments to the Company on a monthly basis (“Payments”), from our assets, including our bonafide profits as an investment adviser to the Fund, an amount equal to ___ basis points (___%) per annum for average aggregate net asset value of shares of the Fund held by the Separate Accounts under the Participation Agreement provided, however, that such Payments shall only be payable for each calendar month during which the aggregate dollar value of shares of the Funds purchased pursuant to the Participation Agreement by the Company in the aggregate exceeds $________ at all times during that month.  Further, this amount shall be increased to ___ basis points (___%) per annum of the average aggregate net asset value of shares of the Fund held by the Separate Accounts under the Participation Agreement, provided, however, that such increased Payments shall only be payable with respect to the Fund for each calendar month during which the aggregate dollar value of shares exceeds $__________ at all times during that month.  Subject to the terms of Paragraph 6 hereof, each Price Adviser shall be responsible for payments due pursuant to this Paragraph 5 with respect to the purchase of shares of a Fund managed by that Price Adviser.  For purposes of computing the Payments to the Company contemplated under this Paragraph 5, the average aggregate net asset value of shares of the Funds held by the Separate Accounts over a monthly period shall be computed by totaling each Separate Account’s aggregate investment (share net asset value multiplied by total number of shares held by the Separate Account) on each business day during the calendar month, and dividing by the total number of business days during the month.  The Payments contemplated by this Paragraph 5 shall be calculated by Price Associates at the end of each calendar month and will be paid to each Company within 30 calendar days thereafter.

6.           Nature of Payments.  The parties to this Agreement recognize and agree that Price Advisers’ Payments to the Company under this Agreement represent compensation for administrative services only and do not constitute payment in any manner for investment advisory services or for costs of distribution of the Contracts or of Fund shares; and further, that these payments are not otherwise related to investment advisory or distribution services or expenses, or administrative services which Price Advisers is required to provide to owners of the Contracts pursuant to the terms thereof.  You represent that you may legally receive the payments contemplated by this Agreement.

7.           Term.  This Agreement shall remain in full force and effect for an initial term of one year, and shall automatically renew for successive one-year periods unless either party notifies the other upon 60-days written notice of its intent not to continue this agreement.  Notwithstanding, the parties agree that the Payments will continue to be paid to the Company according to the Agreement as long as shares of such Funds are held by the Separate Accounts.  This Provision will survive termination of this Agreement and the termination of the related Fund Participation Agreement.

8.           Amendment.  This Agreement may be amended only upon mutual agreement of the parties hereto in writing.

9.           Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same instrument.

If this Agreement is consistent with your understanding of the matters we discussed concerning your administration services, kindly sign below and return a signed copy to us.

Very truly yours,

T. ROWE PRICE ASSOCIATES, INC.

By:
Name:          [Henry H. Hopkins]
Title:            [Vice President]

T. ROWE PRICE INTERNATIONAL, INC.

By:
Name:           [Henry H. Hopkins]
Title:             [Vice President]

Acknowledged and Agreed to:

NATIONWIDE FINANCIAL SERVICES, INC.

By:
Name:                                [William G. Goslee]
Title:

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SUPPLEMENT FOR DISTRIBUTION SERVICES

This Agreement is between Nationwide Investment Services Corporation ("Company") and T. Rowe Price Investment Services, Inc., (the "Distributor"), and is intended to supplement the Administrative Services Agreement dated October 1, 2002 by, between and among  Nationwide Financial Services, Inc. (NFS), T. Rowe Price Associates, Inc. ("Price Associates") and T. Rowe Price International, Inc. ("TRPI"), (collectively, the "Price Advisers").  All terms herein, unless otherwise defined, shall have the same meaning as used in the Administrative Services Agreement.

Whereas, certain portfolios of the T. Rowe Price Equity Series, Inc. (the “Equity Fund”) are authorized to issue a class of shares (“VIP II Class" or“Class”) with respect to which the Equity Fund has adopted a plan (“12b-1 Plan”) for purposes of paying for distribution services under Rule 12b-1 of the Investment Company Act of 1940 with respect to VIP II Class shares;

Whereas, NFS's subsidiary life insurance companies intend to issue Contracts that will be funded by an investment in the VIP II Class shares; and

Whereas, the Company or its designee is interested in performing distribution services for the Distributor with respect to VIP II Class shares in exchange for the receipt of fees pursuant to the 12b-1 Plan.

In consideration of the foregoing and the mutual covenants set forth below the Company  and the Distributor agree as follows:

1.   Distributor.  The Distributor is a broker-dealer registered under the Securities
Exchange Act of 1934 and with the National Association of Securities Dealers, Inc. and serves as the principal underwriter of the Equity Fund.   The Distributor is affiliated with the Price Advisers.

2.	Services.

(a) Distribution Services. The Company or its designee has agreed to assist Distributor, as it may request from time to time, with the provision of distribution services to the Equity Fund, as they may relate to the investment in the VIP II Class by the Separate Accounts. It is anticipated that such services shall include any activities primarily intended to result in the sale of shares of the VIP II Class, including (but not limited to): (i) distribution of Fund reports, prospectuses, and SAIs for the Class to other than existing holders of Contracts; (ii) the preparation and distribution of sales literature and advertising material for the Class; (iii) continuing education and training of insurance agents and other representatives of the Company or its designee with respect to the Class and the Fund’s portfolios offering the Class and serving as funding vehicles for the Contracts;  (iv) the provision of distribution support services by insurance agents and other representatives of the Company or its designee who will provide personal service and attention to the foregoing; and (v) other distribution services in respect of the Class as mutually agreed upon from time to time.

(b) Other Services.   The Company or its designee agrees to monitor its Contractholders’ accounts for excessive trading or market timing activity (as defined in the Fund’s prospectus and as agreed to by NFS) and agrees to work with the Distributor to deter or block any future such activity.

3.Payment for Distribution Services.  In consideration of the distribution services to be provided by the Company and its agents, the Distributor, in accordance with the 12b-1 Plan, shall pay to the Company a fee with respect to the Class of each portfolio of Equity Fund equal to __ basis points (___%) per annum of the average aggregate net asset value of the shares of each Class held by the Separate Accounts under the Participation Agreement. For purposes of computing the payment to the Company contemplated under this Paragraph 3, the average aggregate net asset value of shares of each Class held by the Separate Accounts over a quarterly period shall be computed by totaling each Separate Account's aggregate investment (share net asset value multiplied by total number of shares held by the Separate Account) on each business day during the calendar quarter, and dividing by the total number of business days during each quarter.  The Payments contemplated by this Paragraph 3 shall be calculated by the Equity Fund at the end of each calendar quarter and will be paid to each Company within 30 business days thereafter.

4.    Term.   The term of this Agreement shall run concurrently with the term of the Administrative Services Agreement.

5.  Relationship to Other Agreements.   This Agreement is intended to supplement the Administrative Services Agreement and not intended to conflict with or supersede the provisions of the Administrative Services Agreement or the Participation Agreement (“Prior Agreements”).  All representations and warranties made by the parties in the Prior Agreements are incorporated into this Agreement and shall be deemed to have been made in connection with this Agreement.

T. ROWE PRICE INVESTMENT SERVICES, INC.

By:_________________________________________
Name:___________[Henry H. Hopkins]_____________
Title:____________[Vice President] ________________

                                 NATIONWIDE INVESTMENT SERVICES CORPORATION

                                 By:_________________________________________
                                 Name:__________[William G. Goslee]____________

                                Title:___________[Senior Vice President]__________

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